January 29, 2025

Charles E. Zebula
Chief Financial Officer
Kentucky Power Company
1 Riverside Plaza
Columbus, Ohio 43215

Matthew D. Fransen
Manager
Kentucky Power Cost Recovery LLC
1645 Winchester Avenue
Ashland, Kentucky 41101

       Re: Kentucky Power Company
           Kentucky Power Cost Recovery LLC
           Registration Statement on Form SF-1
           Filed January 2, 2025
           File Nos. 333-284112 and 333-284112-01
Dear Charles E. Zebula and Matthew D. Fransen:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1
General

1. We note your statements throughout the registration statement that you are not an asset-backed issuer and that the Bonds are not asset-backed securities, as such terms are defined in Item 1101 of Regulation AB, and that the Cost Recovery Property is not a receivable or a pool of receivables. Further, we note your statements throughout expressing your disagreement with the conclusion of the Division of Corporation
 January 29, 2025
Page 2

       Finance's Compliance and Disclosure Interpretations Section 112.01 (Form Eligibility
       for Public Utility Securitizations) (   C&DI 112.01   ) that securities
such as the Bonds
       are asset-backed securities. C&DI 112.01 states that public utility securitizations structured as series trusts, such as yours, are asset-backed securities under Exchange
       Act Section 3(a)(79) and that such series trust issuers should refrain from making statements in their filings that they are not asset-backed issuers or that their securities are not asset-backed securities. Accordingly, please revise your registration statement to remove all disclosure that states or suggests, directly or indirectly, that you are not an asset-backed issuer and that the Bonds are not asset-backed securities (including, without limitation, that the Cost Recovery Property is not a receivable or a pool of receivables). Refer to C&DI 112.01.
Cover Page

2. We note here and throughout the registration statement that you refer to the issuing
       entity, Kentucky Power Cost Recovery LLC, as the    issuer    of the
Bonds. Please note
       that the issuer of asset-backed securities is the depositor for a particular issuing entity, and not the issuing entity itself. Please replace references to
issuer    throughout the
       registration statement with references to the issuing entity. Refer to Securities Act
       Rule 191.
3. Please revise to include a clear statement on the cover page that the securities represent the obligations of the issuing entity only and do not represent the obligations of or interest in the sponsor, depositor or any of their affiliates. Refer to Item 1102(d)
       of Regulation AB.
4. Please disclose on the cover page that the true-up mechanism, as well as the funds held in the general, excess funds, and capital subaccounts held under the indenture, serve as credit enhancement for the Bonds. Additionally, please revise your disclosure throughout the prospectus to clarify that the true-up mechanism and the funds in the accounts held under the indenture are credit enhancement for the Bonds. Please refer to Items 1102(h) and 1114 of Regulation AB.
Prospectus Summary of Terms
Additional Series, page 16

5. We note your disclosure here and elsewhere in the form of prospectus that you may issue additional series of bonds which will be secured by new cost recovery property.
       Please confirm that any additional issuance of securities issued by the issuing entity will be registered on separate registration statements or exempt.
Key Questions and Answers Regarding the Bonds and the True-Up Mechanism, page
17

6. We note, in the answer to question 1, your statement that the Bonds are corporate securities, to attempt to distinguish them from asset-backed securities. As the
       Division of Corporation Finance has stated that securities such as the Bonds are asset-
       backed securities, your conclusion that the Bonds are corporate securities is inaccurate. Please delete question 1 and the related answer. Refer to C&DI 112.01.
       Additionally, for the reasons provided in Comment 1 above, please delete questions 4 and 5 and the related answers.
 January 29, 2025
Page 3

Risk Factors , page 22

7. We note your risk factor discussion beginning on page 22 is longer than 15 pages.
       Please revise your form of prospectus to include a risk factor summary, as required by
       Item 105(b) of Regulation S-K.
Changes to billing and collection practices might reduce the value of your investment in the
Bonds, page 28

8.     We note your disclosure that    the servicer may change billing and
collection
       practices, which might adversely impact the timing and amount of retail customer payments and might reduce charge collections, thereby limiting [the
servicer   s] ability
       to make scheduled payments on the Bonds until any resulting undercollections can
       be trued-up and recovered from other retail customers.    Similarly, you
state that the
       Kentucky Public Service Commission might also require changes to these practices.
       Please tell us what ongoing information you will provide to investors regarding changes to servicing practices that impact bond payments and the true-up adjustments including, but not necessarily limited to, reports on Form 10-D.
We and other affiliates of Kentucky Power Company may issue additional bonds, page 34

9. We note your use throughout the form of prospectus of the term "securitized bonds"
       which you define here only by reference to the Kentucky Utilities Act. Please provide a complete definition in your form of prospectus.
Security for the Bonds
Pledge of Collateral, page 87

10. We note your disclosure here and elsewhere throughout your form of prospectus that, in addition to the recovery property, payment of principal and interest on the Bonds
       will also be secured by    the collection account for the Bonds and all
subaccounts of
       the collection account, and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto. Please confirm whether any of the underlying collateral will consist of securities for purposes of
       Securities Act Rule 190.
The Servicing Agreement
Servicing Compensation, page 107

11. We note your disclosure that, in addition to receiving an annual servicing fee, the servicer will be entitled to receive reimbursement of out-of-pocket third-party expenses. We are unable to locate additional disclosure in the form of prospectus with respect to the expected amount of such out-of-pocket expenses or whether there are any restrictions or limits on such out-of-pocket expenses. Please revise.
Legal Proceedings, page 131

12. We note your disclosure that there are no legal or governmental proceedings pending against the transaction parties other than as disclosed elsewhere in the prospectus. As an aid to investors, please include cross references to any section of the prospectus
 January 29, 2025
Page 4

       that includes relevant disclosure related to such proceedings or otherwise include such disclosure in this section.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-3

13.    We note references throughout your form of prospectus to the "KPCo
Receivables
       Purchase Agreement," the "KPCo Receivables Agency Agreement," and the
"AEP
       Receivables Purchase Agreement," but do not see these agreements included in your exhibit list. Please include these agreements as exhibits to the registration statement.
14. We note your disclosure on page 138 of the form of prospectus that certain legal matters relating to the Bonds will be passed on by Richards, Layton & Finger, special
       Delaware counsel to Kentucky Power Cost Recovery LLC. Please revise to include such opinion on your exhibit list and file such opinion as an exhibit to your registration statement. Refer to Item 601(b)(5) of Regulation S-K and
Section II.B.1.e.
       of the Division of Corporation Finance Staff Legal Bulletin No. 19 (Legality and Tax
       Opinions in Registered Offerings).
15.    Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f)
       of Regulation AB and Item 601 of Regulation S-K.
Item 15. Undertakings , page II-4

16. Please revise to include the undertakings under Items 512(b), 512(j), and 512(k) of
       Regulation S-K. We note that the undertaking under Item 512(b) of Regulation S-K is found separately on page II-3; however, to avoid confusion, please include all undertakings under Item 15.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance